UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

-------------------------

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

Benefitfocus, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

08180D106

(CUSIP Number)

Edward F. Glassmeyer

Oak Management Corporation

901 Main Avenue, Suite 600

Norwalk, CT  06880

(203) 226-8346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael J. Herling, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, CT  06901-2048

(203) 325-5000

February 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

______________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

13D

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 08180D106 Page 1 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners XII, Limited Partnership 20-4960838

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box is Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,441,009 Shares of Common Stock

	8.	Shared Voting Power Not applicable

	9.	Sole Dispositive Power 2,441,009 Shares of Common Stock

	10.	Shared Dispositive Power Not applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,441,009 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 08180D106 Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates XII, LLC 20-4961045

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box is Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Not applicable

	8.	Shared Voting Power 2,441,009 Shares of Common Stock

	9.	Sole Dispositive Power Not applicable

	10.	Shared Dispositive Power 2,441,009 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,441,009 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 08180D106 Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box is Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Not applicable

	8.	Shared Voting Power 2,441,009 Shares of Common Stock

	9.	Sole Dispositive Power Not applicable

	10.	Shared Dispositive Power 2,441,009 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,441,009 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 08180D106 Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box is Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 2,441,009 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 2,441,009 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,441,009 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 08180D106 Page 5 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box is Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 2,441,009 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 2,441,009 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,441,009 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 08180D106 Page 6 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box is Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 2,441,009 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 2,441,009 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,441,009 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 08180D106 Page 7 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box is Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 2,441,009 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 2,441,009 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,441,009 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 08180D106 Page 8 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warren B. Riley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box is Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 2,441,009 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 2,441,009 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,441,009 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 08180D106 Page 9 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grace A. Ames

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box is Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 2,441,009 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 2,441,009 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,441,009 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 08180D106 Page 10 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Iftikar A. Ahmed

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box is Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 2,441,009 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 2,441,009 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,441,009 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Benefitfocus, Inc., a Delaware corporation (the “Company”).  This Statement on Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

The Reporting Persons filed statements on Schedule 13G with respect to the Common Stock with the Securities and Exchange Commission on February 11, 2014 (the “Schedule 13G”) pursuant to the exception (from filing a Statement on Schedule 13D) provided under Rule13d-1(d) (as such Reporting Persons held the respectively reported Common Stock prior to the Company’s initial public offering in September 2013).  The Reporting Persons have transitioned from filing a Schedule 13G to a Schedule 13D solely as a result of having entered into the ROFO Agreement described in Item 6 below.

ITEM 1.

SECURITY AND ISSUER.

(a)	Name of Issuer Benefitfocus, Inc.
(b)	Address of Issuer’s Principal Executive Offices 100 Benefitfocus Way Charleston, South Carolina 29492
(c)	Title and Class of Securities: Common Stock, par value $0.001

ITEM 2.

IDENTITY AND BACKGROUND.

(a)

This statement is filed by Oak Investment Partners XII, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners XII”), Oak Associates XII, LLC, a Delaware limited liability company (“Oak Associates XII”), Oak Management Corporation, a Delaware corporation (“Oak Management”), Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Warren B. Riley, Grace A. Ames and Iftikar A. Ahmed (collectively, Messrs. Carano, Glassmeyer, Harman, Riley Ahmed and Mses. Lamont and Ames, the “Managing Members”).

Oak Investment Partners XII, Oak Associates XII, and Oak Management are collectively referred to as the “Oak Entities”.  The Oak Entities and the Managing Members are collectively referred to as the “Reporting Persons” in this Schedule 13D.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

(b)

The principal executive offices of each of the Oak Entities, and the business address of each Managing Member, is c/o Oak Management Corporation, 901 Main Avenue, Suite 600, Norwalk, CT 06851.

(c)

The principal business of Oak Investment Partners XII is to assist growth-oriented businesses located primarily in the United States.  The principal business of Oak Associates XII is to act as general partner of Oak Investment Partners XII.  The principal business of Oak Management is to act as investment advisor to Oak Investment Partners XII and other venture capital investment funds.  The principal business and occupation of each of the Managing Members is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of partnerships and limited liability companies with similar businesses.

(d)

None of the Reporting Persons has been convicted in a criminal proceeding in the past five (5) years (excluding traffic violations or similar misdemeanors, if any).

(e)

During the past five (5) years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of the Oak Entities is organized under the laws of Delaware (as identified on Page 1 above).  Each of the Managing Members is a citizen of the United States (as identified on Page 1 above).

EXPLANATORY NOTE: The filing of this Schedule 13D does not indicate, and should not be construed to indicate, that any Reporting Person has made any change in the investment purpose or intent of its beneficial ownership of the Common Stock described in this Schedule 13D, and no such change in investment purpose or intent has occurred.  As set forth in Item 4, the Reporting Persons continue to hold (all but Oak Investment Partners XII doing so indirectly) the Common Stock described in this Schedule 13D for investment purposes.  This Schedule 13D is a voluntary filing to transition from the Schedule 13G filed by the Reporting Persons on February 11, 2014 to a Schedule 13D, solely as a result of having entered into the ROFO Agreement described in Item 6 below, and is not prompted by any change in the disclosure required by Item 4 of Schedule D.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In August 2010, Oak Investment Partners XII purchased an aggregate of 2,441,009 shares of Series B convertible preferred stock of Benefitfocus.com, Inc. at a purchase price per share of $12.29, for an aggregate purchase price of approximately $30 million.  On September 13, 2013, as a result of a corporate restructuring, Benefitfocus.com, Inc. became a wholly-owned operating subsidiary of the Company and Oak Investment Partners XII became a holder of Convertible Series B Preferred Stock of the Company (the “Series B Preferred Stock”).  On September 23, 2013, which was the closing date of the Company’s initial public offering of the Common Stock (the “IPO”), all of the shares of the Series B Preferred Stock held by Oak Investment Partners XII were automatically converted on a one-for-one basis into Common Stock.

The funds used by Oak Investment Partners XII to purchase the Series B Preferred Stock were obtained from capital contributions made by its partners.

ITEM 4.

PURPOSE OF TRANSACTION.

Each of the Reporting Persons holds and/or presently intends to hold (all but Oak Investment Partners XII doing so indirectly) the Common Stock described in this Schedule 13D (most specifically, Items 2 and 5hereof) for investment purposes only.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company.  Each of the Reporting Persons intends to review his, her or its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his, her or its investment in the Company (in each case, all but Oak Investment Partners XII doing so indirectly).

Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons previously reported their share ownership on a Schedule 13G, filed with the Securities and Exchange Commission on February 11, 2014, as the Reporting Persons owned such shares prior to the Company’s IPO.  The Reporting Persons have transitioned from filing a Schedule 13G to a Schedule 13D as a result of the transactions described in Item 6 below.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 28,459,860 shares of Common Stock outstanding as of February 24, 2015, as reported by the Company in its Annual Report on Form 10-K for the period ended December 31, 2014 (as filed with the Securities and Exchange Commission on February 27, 2015) (the “Benefitfocus 10-K”).

Oak Associates XII is the general partner of Oak Investment Partners XII.  Oak Management is the manager of Oak Investment Partners XII.  Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Warren B. Riley, Grace A. Ames and Iftikar A. Ahmed are the managing members of the general partner of Oak Investment Partners XII, and, as such, may be deemed to possess shared beneficial ownership of any shares of common stock held by such entities.

Amounts shown as beneficially owned by each of Oak Investment Partners XII, Oak Associates XII, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, Warren B. Riley, Grace A. Ames and Iftikar A. Ahmed include 2,441,009 shares of Common Stock owned directly by Oak Investment Partners XII.

Please see Items 7, 8, 9, 10, 11 and 13 of the respective cover sheet for each Reporting Person.

As described below, the Reporting Persons may be deemed to be members of a “group” with Mercer LLC (“Mercer”), the Goldman Group (as defined below), Mason R. Holland, Jr. (“Holland”), and Shawn Jenkins (“Jenkins”).  As of March 5, 2015, based on the Benefitfocus 10-K, Mercer beneficially owns 3,398,339 shares of Common Stock, and based on the Schedule 13Gs or 13Ds, as applicable, previously filed by each of the Goldman Group, Holland and Jenkins, each of them beneficially owns 8,526,061, 2,877,124 and 2,949,674 shares of Common Stock, respectively.*  Accordingly, each of Mercer, the Goldman Group, Holland, Jenkins and the Reporting Persons may be deemed to beneficially own an aggregate of 20,192,207 shares of Common Stock, representing beneficial ownership of approximately 66.6% of the Common Stock.  In addition, each of the Reporting Persons, the Goldman Group, Holland and Jenkins may be deemed to beneficially own an aggregate of 16,793,868 shares of Common Stock, representing beneficial ownership of approximately 56.5% of the Common Stock.   The “Goldman Group” refers to, collectively, The Goldman Sachs Group, Inc.; Goldman, Sachs & Co.; GS Capital Partners VI Parallel, L.P. (“GS Parallel”); GS Advisors VI, L.L.C.; GS Capital Partners VI Offshore Fund, L.P. (“GS Offshore”); GSCP VI Offshore Advisors, L.L.C.; GS Capital Partners VI Fund, L.P. (“GS Capital”); GSCP VI Advisors, L.L.C.; GS Capital Partners VI GMBH & Co. KG (“GS Germany”); and Goldman, Sachs Management GP GMBH.  GS Parallel, GS Germany, GS Capital, and GS Offshore are collectively referred to herein as “Goldman”.

The ownership of Common Stock reported herein for the Reporting Persons does not include any Common Stock beneficially owned by the other parties to the Voting Agreement or to the ROFO Agreement (in each case, which is defined and described in Item 6 below).  As a result of the Voting Agreement (which is described in Item 6 below), the Reporting Persons may be deemed to be members of a “group” with the Goldman Group, Holland and Jenkins for purposes of Section 13(d) under the Act.  As a result of the ROFO Agreement, the Reporting Persons may be deemed to be members of a “group” with the Goldman Group, Holland, Jenkins and Mercer for purposes of Section 13(d) or Section 13(g) under the Act.  Each of the Reporting Persons disclaims the existence of a “group” with any of the Goldman Group, Holland, Jenkins or Mercer and disclaims beneficial ownership of any of the Common Stock beneficially owned by such persons.

(c)

Except as otherwise described herein, no transactions involving the class of securities reported on hereon, were effectuated during the past sixty (60) days.

(d)

Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

____________

*   Share ownership with respect to Mercer includes 580,813 Shares that may be purchased pursuant to a Warrant for $26.50 per Share at any time during the 30-month term of the Warrant, and with respect to Holland and Jenkins, includes fully vested options and restricted stock units which may be converted into Shares. within 60 days of February 24, 2015.

Oak Investment Partners XII is a party to a Second Amended and Restated Voting Agreement by and among the Company, Goldman, Holland, and Jenkins (the “Voting Agreement”), pursuant to which each party agrees, among other things, to vote his, her or its shares of Common Stock with respect to election for directors of the Company as set forth therein.  The foregoing summary of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement.

As disclosed in the Benefitfocus 10-K, on February 24, 2015, the Company entered into a Securities Purchase Agreement (the “SPA”) pursuant to which it sold 2,817,526 shares of Common Stock to Mercer, one of its customers, for $26.50 per Share or an aggregate of approximately $74.7 million. At the same time, the Company also issued Mercer a warrant (the “Warrant”) to purchase up to an additional 580,813 shares of Common Stock for $26.50 per share at any time during the 30-month term of the Warrant. The SPA, among other things, includes certain standstill provisions, which generally prohibit Mercer from owning more than 17.5% of the Common Stock outstanding or issuable pursuant to the Warrant.

In connection with the transactions with Mercer, on February 24, 2015 each of Goldman, Oak Investment Partners XII, Holland and Jenkins granted a right of first offer for Common Stock owned by each to Mercer pursuant to a Right of First Offer Agreement, dated as of February 24, 2015 (the “ROFO Agreement”), by and among Goldman, Oak Investment Partners XII, Holland, Jenkins, the Company and Mercer.   The ROFO Agreement provides, among other things, that, except in certain circumstances, each of Goldman, Oak Investment Partners XII, Holland, and Jenkins are required to offer to Mercer the right to purchase any Common Stock or other equity securities of the Company that such stockholders propose to issue or sell.

In addition, each of the Company, Goldman, Oak Investment Partners XII, Holland and Jenkins are parties to the Second Amended and Restated Rights Agreement, dated as of September 18, 2013 (the “Rights Agreement”).  In connection with the transactions with Mercer described herein, Mercer became a party to the Rights Agreement pursuant to the First Amendment to the Rights Agreement, made as of February 24, 2015 (the “Amendment”).  The Rights Agreement, as modified by the Amendment, provides, among other things, that Goldman, Oak Investment Partners XII, Holland, Jenkins and Mercer, will have registration rights and piggyback registration rights.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto (including this filing), which agreement is deemed attached hereto as Exhibit A.  Additionally, the reporting persons have executed a Power of Attorney in connection with the filing of the Schedule 13G and any amendment or amendments thereto (including this filing), which such agreement is deemed attached hereto as Exhibit B.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

ITEM 7.

EXHIBITS

Exhibit A

Joint Filing Agreement.

Exhibit B

Power of Attorney (previously filed as Exhibit B to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2014 and incorporated herein by reference).

Exhibit C

First Amendment to Second Amended and Restated Investors’ Rights Agreement, dated February 24, 2015, by and among Benefitfocus, Inc. and certain stockholders named therein (previously filed as Exhibit 4.3.1 to that certain Form 10-K, as filed by Benefitfocus, Inc. with the Securities and Exchange Commission on February 27, 2015).

Exhibit D

Right of First Offer Agreement, dated as of February 24, 2015, by and among Benefitfocus, Inc., Mercer LLC, GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., Oak Investment Partners XII, Limited Partnership and certain stockholders named therein (previously filed as Exhibit 10.21 to that certain Form 10-K, as filed by Benefitfocus, Inc. with the Securities and Exchange Commission on February 27, 2015).

Exhibit E

Form of Second Amended and Restated Voting Agreement, dated  as of ____________, 2013, by and among Benefitfocus and certain stockholders named therein (incorporated by reference to Exhibit 10.2 to the Form S-1/A filed by Benefitfocus (File Number 333-190610) with the SEC on September 5, 2013).

Exhibit F

Form of Second Amended and Restated Rights Agreement, dated as of ___________, 2013, by and among Benefitfocus, Goldman, Oak, Holland and Jenkins (incorporated by reference to Exhibit 4.3 to the Form S-1/A filed by Benefitfocus (File Number 333-190610) with the SEC on September 16, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2015

Entities:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

Oak Management Corporation

By:

/s/ Edward F. Glassmeyer

Edward F. Glassmeyer, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Warren B. Riley

Grace A. Ames

Iftikar A. Ahmed

By:

/s/ Edward F. Glassmeyer

Edward F. Glassmeyer,

Individually and as

Attorney-in-fact for the

above-listed individuals

INDEX TO EXHIBITS

Page
EXHIBIT A	Joint Filing Agreement.	Filed herewith
EXHIBIT B

Power of Attorney (previously filed as Exhibit B to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2014 and incorporated herein by reference).

Previously Filed
EXHIBIT C

First Amendment to Second Amended and Restated Investors’ Rights Agreement, dated February 24, 2015, by and among Benefitfocus, Inc. and certain stockholders named therein (previously filed as Exhibit 4.3.1 to that certain Form 10-K, as filed by Benefitfocus, Inc. with the Securities and Exchange Commission on February 27, 2015).

Previously Filed
EXHIBIT D

Right of First Offer Agreement, dated as of February 24, 2015, by and among Benefitfocus, Inc., Mercer LLC, GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., Oak Investment Partners XII, Limited Partnership and certain stockholders named therein (previously filed as Exhibit 10.21 to that certain Form 10-K, as filed by Benefitfocus, Inc. with the Securities and Exchange Commission on February 27, 2015).

Previously Filed
EXHIBIT E

Form of Second Amended and Restated Voting Agreement, dated  as of ____________, 2013, by and among Benefitfocus and certain stockholders named therein (incorporated by reference to Exhibit 10.2 to the Form S-1/A filed by Benefitfocus (File Number 333-190610) with the SEC on September 5, 2013).

Previously Filed
EXHIBIT F

Form of Second Amended and Restated Rights Agreement, dated as of ___________, 2013, by and among Benefitfocus, Goldman, Oak, Holland and Jenkins (incorporated by reference to Exhibit 4.3 to the Form S-1/A filed by Benefitfocus (File Number 333-190610) with the SEC on September 16, 2013).

Previously Filed

EXHIBIT A

Joint Filing Agreement

Each of the undersigned hereby agree to file jointly the statement on Schedule 13D to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of each of the parties hereto with respect to the Issuer.

Dated: March 6, 2015

Entities:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

Oak Management Corporation

By:

/s/ Edward F. Glassmeyer

Edward F. Glassmeyer, as

General Partner or Managing Member

or as attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Warren B. Riley

Grace A. Ames

Iftikar A. Ahmed

By:

/s/ Edward F. Glassmeyer

Edward F. Glassmeyer,

individually and as

attorney-in-fact for the

above-listed individuals